ESCROW AGREEMENT

THIS AGREEMENT is made as of August 16, 2013, by and among GROSVENOR REGISTERED MULTI-STRATEGY FUND (W), LLC, a Delaware limited liability company (the “Company”), and BNY MELLON INVESTMENT SERVICING (US) INC., a Massachusetts corporation (“Escrow Agent” or “BNYM”).

BACKGROUND

WHEREAS, the Company has retained BNYM to provide certain administration, accounting and investor services pursuant to an Administration, Accounting and Investor Services Agreement (the “Administration Agreement”).

WHEREAS, the Company desires that BNYM also provide services as escrow agent for the purpose of receiving payments from potential subscribing members in the Company (the “Potential Investors”) and BNYM wishes to provide such services.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the parties hereto agree as follows:

1.

Acceptance by Escrow Agent. The Company hereby appoints the Escrow Agent as escrow agent hereunder on the terms and conditions hereinafter set forth. The Escrow Agent hereby accepts the appointment as escrow agent hereunder and agrees to act on the terms and conditions hereinafter set forth. The Escrow Agent shall be under no duty to take any action hereunder on behalf of the Company except as specifically set forth herein or as may be specifically agreed to by the Escrow Agent and the Company in a written amendment hereto.

2.	Definitions.

(a)

“Authorized Person” means (i) any officer of the Company (or any person reasonably believed by the Escrow Agent to be such officer) and (ii) any other person duly authorized by the Company in a manner reasonably acceptable to BNYM to give instructions to the Escrow Agent (or any person reasonably believed by the Escrow Agent to be such a person so authorized).

(b)	“Governing Board” means the Company’s board of directors, board of trustees, as applicable, or, where duly authorized, a competent committee thereof.

(c)

“Written Instructions” means written instructions received by the Escrow Agent and signed by an Authorized Person. The instructions may be delivered by hand, mail or facsimile; except that any instruction terminating this Agreement may be given only by hand or mail.

3.	Rights and Responsibilities of Escrow Agent.

(a)

The Escrow Agent shall act hereunder as a depositary only, and in its capacity as such, it shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any asset deposited with it.

(b)

The Escrow Agent shall be entitled to rely upon and shall be without liability for and indemnified by the Company with respect to any action or omission to act which the Escrow Agent takes pursuant to Written Instructions. Unless otherwise provided in this Agreement, the Escrow Agent shall act only upon Written Instructions. The Escrow Agent shall be entitled to assume that any Written Instruction received hereunder is not in any way inconsistent with the provisions of the Company’s governing instrument or this Agreement or of any vote, resolution or proceeding of the Company’s Governing Board or members, unless and until the Escrow Agent receives Written Instructions to the contrary.

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(c)

Subject to the terms of this Section 3, the Escrow Agent shall be liable to the Company (or any person or entity claiming through the Company) for damages only to the extent caused by the Escrow Agent’s own intentional misconduct, bad faith, gross negligence or reckless disregard with respect to its duties under this Agreement (“Standard of Care”).

(d)

The Escrow Agent’s liability to the Company and any person or entity claiming through the Company for any loss, claim, suit, controversy, breach or damage of any nature whatsoever (including but not limited to those arising out of or related to this Agreement) and regardless of the form of action or legal theory (“Loss”) shall not exceed the fees received by the Escrow Agent for services provided hereunder during the twelve (12) months immediately prior to the date of such Loss; provided that the Escrow Agent’s cumulative maximum liability for all Losses shall not exceed $250,000.

(e)

Notwithstanding anything in this Agreement to the contrary, the Company and the Manager hereby acknowledge and agree that the Escrow Agent shall not be liable for any losses or damages of any kind associated with any taxes, assessments, duties and other governmental charges, including any interest or penalty with respect thereto (“Taxes”) or for any withholding or reporting, or for any non-withholding or non-reporting, of Taxes.

(f)

The Company acknowledges that it may be considered a U.S. withholding agent and/or may be required to file information or other tax returns under the U.S. Internal Revenue Code and related regulations (“IRC and Regulations”). The Company agrees that it or its designated agents are, and will continue to be, in compliance with all withholding and reporting required by the IRC and Regulations. Therefore, unless otherwise specified herein or in a separate written agreement, neither the Escrow Agent nor any of its affiliates shall be responsible for withholding or depositing taxes, nor will it/they be responsible for any related tax filings or information reporting, including but not limited to Forms 1099, 945, 1042S, 1042, 1065, 1065 K-1, 8804, 8805, 1120 or 1120F.

(g)

Notwithstanding anything in this Agreement to the contrary, neither the Escrow Agent nor its affiliates shall be liable for any consequential, incidental, exemplary, punitive, special or indirect damages, whether or not the likelihood of such damages was known by the Escrow Agent or its affiliates.

(h)

The Escrow Agent shall not be liable for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation, acts of God; action or inaction of civil or military authority; national emergencies; public enemy; war; terrorism; riot; fire; flood; catastrophe; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; elements of nature; or non-performance by a third party; failure of the mails; or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the above.

(i)

The Escrow Agent shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, document, instrument or other information which the Escrow Agent reasonably believes to be genuine. The Escrow Agent shall not be liable for any damages that are caused by actions or omissions taken by the Escrow Agent in accordance with Written Instructions or advice of counsel. The Escrow Agent shall not be liable for any damages arising out of any action or omission to act by any prior service provider of the Company or for any failure to discover any such error or omission.

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(j)

No party may assert a cause of action against the Escrow Agent or any of its affiliates that allegedly occurred more than twelve (12) months immediately prior to the filing of the suit (or, if applicable, commencement of arbitration proceedings) alleging such cause of action.

(k)

Absent the Escrow Agent’s failure to meet its Standard of Care (defined in Section 3 above), the Company agrees to indemnify, defend and hold harmless the Escrow Agent and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from: (a) any action or omission to act by any prior service provider of the Company; (b) any action taken or omitted to be taken by the Escrow Agent in connection with the provision of services to the Company; and (c) for the avoidance of doubt, any liability for taxes and any penalties or interest in respect of taxes attributable to the investment of funds held in escrow by the Escrow Agent pursuant to this Agreement. The foregoing indemnities shall survive the resignation of the Escrow Agent and the termination of this Agreement.

(l)	The Escrow Agent shall have no duties except those specifically set forth in this Agreement.

(m)

The Escrow Agent shall have the right at any time it deems appropriate to seek an adjudication in a court of competent jurisdiction as to the respective rights of the parties hereto and shall not be held liable by any party hereto for any delay or the consequences of any delay occasioned by such resort to court.

(n)	The Escrow Agent shall promptly notify the Company of any discrepancy between the amounts set forth on any remittance advice received by the Escrow Agent and the sums delivered to it therewith.

(o)	The Company will provide such information and documentation as the Escrow Agent may reasonably request in connection with the services provided by the Escrow Agent under this Agreement.

(p)

Except as expressly provided in this Agreement, the Escrow Agent hereby disclaims all representations and warranties, express or implied, made to the Company or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or goods provided incidental to services provided under this Agreement. The Escrow Agent disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(q)

Notwithstanding anything in this Agreement to the contrary, the Company shall adopt any policies which would affect materially the obligations or responsibilities of the Escrow Agent hereunder without the prior written approval of the Escrow Agent, which approval shall not be unreasonably withheld or delayed.

4.

Deposit of Escrow Fund. The Escrow Agent shall establish, at an FDIC-insured commercial banking institution of its own choosing (which may include an affiliate of the Escrow Agent) (“Bank”), an account in the name of BNYM as agent for the benefit of the Company and/or its investors for subscriptions (the “Subscription Account”). The Escrow Agent shall promptly deposit in the Subscription Account monies remitted by Potential Investors by wire transfer pursuant to instructions provided to them by the Company. Balances on deposit in the Subscription Account will earn interest at prevailing market rates pursuant to arrangements approved by the Company. For the avoidance of doubt, as between the parties, the Company shall be solely responsible for any disclosure obligations regarding the Account(s) to Potential Investors (including the payment of interest and any related tax consequences, if applicable), as the Company deem appropriate.

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5.

Statements. During the term of this Agreement, the Escrow Agent shall make available to the Company (via a secure on-line website) daily information with respect to deposited and available funds. The Escrow Agent shall be forever released and discharged from all liability with respect to the accuracy of such information, except with respect to any such information as to which the Company shall, within ninety (90) days after such information is made available, file written objections with the Escrow Agent.

6.

Distributions and Closings. Upon Written Instructions, at each closing of each offering of interests in the Company, the Escrow Agent will wire principal balances on deposit in the Subscription Account to the account designated by the Company. Such Written Instructions must be sent to the Escrow Agent by 2:00 p.m. (Eastern Time) on the closing date with respect to each closing. In the event that a Potential Investor who has escrow funds in the Subscription Account is not admitted into the Company, upon Written Instructions, the Escrow Agent shall promptly issue refunds by wire to the Potential Investor in the amount of the principal balance.

7.

Interest. All interest earned on the escrow funds deposited in the Subscription Account hereunder shall be added to and held in the Subscription Account. With respect to each closing, pursuant to Written Instructions, within five (5) business days of the crediting of such interest the Escrow Agent shall notify the Company to authorize the issuance of interest payments by wire to the Company.

8.

BNYM System. The Escrow Agent shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by the Escrow Agent in connection with the services provided by the Escrow Agent to the Company.

9.

Tax Identification Number. All deposits to the Subscription Account shall be subject to the Escrow Agent’s receipt of a valid tax identification number for the Company or Potential Investor, as applicable.

10.	Compensation.

(a)

The fee of the Escrow Agent for its services hereunder shall be paid by the Company as may be mutually agreed to in writing by the Company and Escrow Agent. Notwithstanding the foregoing, standard account transaction charges will be billed to the Company as an out-of-pocket expense. The Company acknowledges that the Escrow Agent may receive float benefits or retain balance credits in connection with the funds maintained in the Subscription Account.

(b)

The undersigned hereby represents and warrants to Escrow Agent that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to the adviser or sponsor to the Company in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, upfront payments, signing payments or periodic payments made or to be made by Escrow Agent to such adviser or sponsor or any affiliate of the Company relating to this Agreement have been fully disclosed to the Governing Board of the Company and that, if required by applicable law, such Governing Board has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

11.	Amendment. This Agreement may not be amended or supplemented, and no provision hereof may be modified or waived, except by an instrument in writing, signed by all of the parties hereto.

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12.

Termination. This Agreement shall continue until terminated by a party on sixty (60) days’ prior written notice to the other party. Upon the termination of this Agreement and upon the delivery of the balance of the Subscription Account to a successor escrow agent designated by Written Instructions or such other person as may be designated by Written Instructions, the Escrow Agent shall be released and discharged of any and all further obligations hereunder. If no successor escrow agent or other person has been designated pursuant to Written Instructions to receive the balance of the Subscription Account at the expiration of the 60-day period, the Escrow Agent shall have no further obligation hereunder except to hold the escrow funds as a depositary.

13.

Facsimile Signatures; Execution. This Agreement may be executed in one or more counterparts; such execution of counterparts may occur by manual signature, facsimile signature, manual signature transmitted by means of facsimile transmission or manual signature contained in an imaged document attached to an email transmission; and each such counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument. The exchange of executed copies of this Agreement or of executed signature pages to this Agreement by facsimile transmission or as an imaged document attached to an email transmission shall constitute effective execution and delivery hereof and may be used for all purposes in lieu of a manually executed copy of this Agreement.

14.

Miscellaneous. All covenants and agreements contained in this Agreement by or on behalf of the parties hereto shall bind and inure to the benefit of such parties and their respective heirs, administrators, legal representatives, successors and assigns, as the case may be. The headings in this Agreement are for convenience of reference only and shall neither be considered as part of this Agreement, nor limit or otherwise affect the meaning thereof. This Agreement shall be construed and enforced in accordance with the laws of Delaware without regard to principles of conflicts of law.

15.

Notices. All instructions, notices and other communications hereunder must be in writing and shall be deemed to have been duly given if delivered by hand or facsimile or mailed by first class, registered mail, return receipt requested, postage prepaid, and addressed as follows:

If to the Company:

Grosvenor Registered Multi-Strategy Fund (W), LLC

c/o Grosvenor Capital Management, L.P.

Attn.: Legal Department

900 North Michigan Avenue

Suite 1100

Chicago, IL 60611

If to the Escrow Agent:

BNY Mellon Investment Servicing (US) Inc.

Attn: President

301 Bellevue Parkway

Wilmington, DE 19809

16.	Partial Invalidity. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

17.

Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties and supersedes all prior agreements and understandings among the parties relating to the subject matter hereof.

18.

Confidentiality. Each party to this Agreement shall keep confidential the information relating to any other party to this Agreement which it obtains in connection with the provision of services under this Agreement; provided that (except as otherwise required by the Gramm- Leach-Bliley Financial Services Modernization Act of 1999) the following information shall not be subject to such

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confidentiality obligations: (a) information that is already known to the obtaining party at the time it is obtained; (b) information that is or becomes publicly known or available through no wrongful act of the obtaining party; (c) information that is rightfully received from a third party who, to the best of the obtaining party’s knowledge, is not under a duty of confidentiality; (d) information that is released by the protected party to a third party without restriction; (e) information that is requested or required to be disclosed by the obtaining party pursuant to a court order, subpoena, governmental or regulatory agency request or law; (f) Company information provided by Escrow Agent in connection with an independent third party compliance or other review; (g) information that is necessary or desirable for the Escrow Agent to disclose in connection with the provision of services under this Agreement; (h) information that is relevant to the defense of any claim or cause of action asserted against the obtaining party; and (i) information that has been or is independently developed or obtained by the obtaining party. The Escrow Agent’s parent company, The Bank of New York Mellon Corporation, is a global financial organization that provides services to clients through its affiliates and subsidiaries in multiple jurisdictions (the “BNY Mellon Group”). The BNY Mellon Group may centralize functions, including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, storage, compilation and analysis of customer-related data, and other functions (the “Centralized Functions”) in one or more affiliates, subsidiaries and third-party service providers. Notwithstanding anything contained elsewhere in this Agreement, solely in connection with the Centralized Functions, (i) Company consents to the disclosure of, and authorizes BNY Mellon to disclose, information regarding Company and its accounts (“Company-Related Data”) to the BNY Mellon Group and to its third-party service providers who are subject to confidentiality obligations with respect to such information and (ii) the Escrow Agent may store the names and business addresses of Company’s employees on the systems or in the records of the BNY Mellon Group or its service providers. In addition, the BNY Mellon Group may aggregate Company-Related Data with other data collected and/or calculated by the BNY Mellon Group, and the BNY Mellon Group will own all such aggregated data, provided that the BNY Mellon Group shall not distribute the aggregated data in a format that identifies Company-Related Data with Company is authorized to consent to the foregoing and confirms that the disclosure to and storage by the BNY Mellon Group of such information does not violate any relevant data protection legislation. In addition, the Escrow Agent may disclose Company-Related Data as required by law or at the request of any governmental or regulatory authority. The provisions of this Section 18 shall survive termination of this Agreement for a period of three (3) years after such termination.

19.

Non-Solicitation. During the term of this Agreement and for one year thereafter, the Company shall not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of Escrow Agent’s employees, and the Company shall cause the Company’s affiliates to not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of Escrow Agent’s employees. To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of an Escrow Agent employee by the Company, the Company’s sponsor or an affiliate of the Company if the Escrow Agent employee was identified by such entity solely as a result of the Escrow Agent employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity.

20.

Company Identification Program Notice. To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of the Escrow Agent’s affiliates are financial institutions, and the Escrow Agent may, as a matter of policy, request (or may have already requested) the name, address and taxpayer identification number or other government-issued identification number of the Company, and, if such party is a natural person, that party’s date of birth. The Escrow Agent may also ask (and may have already asked) for additional identifying information, and the Escrow Agent may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements. In addition, in opening the Account(s), Bank may ask for additional identifying information and take additional steps to verify the authenticity and accuracy of identifying information with respect to the Company.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

GROSVENOR REGISTERED MULTI-STRATEGY FUND (W), LLC

By:
	Name:	Scott J. Lederman
	Title:	Director, President and Chief Executive Officer

BNY MELLON INVESTMENT SERVICING (US) INC.

By:
Name:
Title:

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